Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 3 DATED August 4, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (“we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment - Waypoint Hackensack Urban-NJ Sub, LLC

On August 16, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint Hackensack Urban-NJ Sub, LLC (the “RSE Waypoint Hackensack Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $3,750,000, which was the initial stated value of our equity interest in the RSE Waypoint Hackensack Controlled Subsidiary (the “RSE Waypoint Hackensack Investment”). The RSE Waypoint Hackensack Controlled Subsidiary used the proceeds to develop a multifamily property totaling 235 units located at 435 Main St, Hackensack, NJ 07601 (the “RSE Waypoint Hackensack Property”). Details of this acquisition can be found here.

On July 29, 2021, the RSE Waypoint Hackensack Controlled Subsidiary redeemed the RSE Waypoint Hackensack Investment in full. The RSE Waypoint Hackensack Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE Waypoint Hackensack Investment through a recapitalization of the RSE Waypoint Hackensack Property. The RSE Waypoint Hackensack Property is expected to be complete and receive a final certificate of occupancy by November 2021. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 11.25%.